FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 - Name and Address:

Sol Strategies Inc. ("Sol Strategies" or the "Company") 217 Queen Street West, Suite 401

Toronto, Ontario M5V 0R2

Item 2 - Date of Material Change:

May 11, 2026

Item 3 - News Release:

The news release attached hereto as Schedule A with respect to the material change referred to in this report was disseminated via Newsfile on May 12, 2026 and a copy has been filed under the Company's profile on SEDAR+ at www.sedarplus.ca.

Item 4 - Summary of Material Change:

The Company announced that, on May 11, 2026, the Board of Directors appointed Jon Matonis as Chairman of the Board of Directors, effective immediately. Mr. Matonis subsequently tendered his resignation as Chief Economist, effective May 12, 2026. Luis Berruga continues to serve as a Director on the Board.

Item 5 - Full Description of Material Change:

5.1 Full Description of Material Change

Please see news release attached hereto as Schedule A.

5.2 Disclosure for Restructuring Transactions Not applicable.

Item 6 - Reliance on subsection 11.2(2) of National Instrument 81-106:

Not applicable.

Item 7 - Omitted Information:

Not applicable.

Item 8 - Executive Officer:

Doug Harris, Chief Financial Officer
416-480-2488
doug@solstrategies.io

Item 9 - Date of Report:

May 12, 2026

SCHEDULE A

(See attached)

SOL Strategies Appoints Jon Matonis as Chairman of The Board

May 12, 2026 8:30 AM EDT | Source: SOL Strategies Inc.

Toronto, Ontario--(Newsfile Corp. - May 12, 2026) - SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) ("SOL Strategies" or the "Company"), one of the first publicly traded companies dedicated to growing and building the Solana Economy, announced that, on May 11, 2026, the Board of Directors appointed Jon Matonis as Chairman of the Board of Directors, effective immediately. Mr. Matonis subsequently tendered his resignation as Chief Economist, effective May 12, 2026. Luis Berruga continues to serve as a Director on the Board.

Jon Matonis is a founding director of the Bitcoin Foundation and has spent more than two decades in financial cryptography, digital currency, and monetary policy. A longtime advocate for financial privacy and the technology that enables it, he has held executive roles at VISA and VeriSign, and has advised a range of blockchain ventures across multiple market cycles. He holds a bachelor's degree in Economics from George Washington University.

Matonis has been with the company since 2018 and served as director since May 2020. His appointment as Chairman reflects the Company's broader strategic direction, as demonstrated by its recently announced acquisition of Darklake's Zyga zero-knowledge proof system and its announced definitive agreement to acquire HoudiniSwap.

"I want to start by thanking Luis for his service as Chairman of the Board. During his tenure he oversaw several key transactions and helped strengthen the Company's governance," said Michael Hubbard, CEO of SOL Strategies. "With our acquisition of Darklake and our agreement to acquire HoudiniSwap, we're deepening our position as an operating business. Jon's understanding of this industry and his lifelong commitment to privacy-first technologies make him exactly the right person for this role."

"I've spent my career making the case that financial privacy matters. Few companies in crypto are actually building toward it in a serious way: SOL Strategies is one of them. I've watched this company grow from the inside, and I believe the most interesting work is still ahead," said Jon Matonis, incoming Chairman of the Board.

About SOL Strategies

SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) is a Canadian investment company that operates at the forefront of blockchain innovation. Specializing in the Solana ecosystem, the company provides strategic investments and infrastructure solutions to enable the next generation of decentralized applications.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Investor Contact:

Doug Harris, Chief Financial Officer, 416-480-2488

John Ragozzino, CFA, solstrategies@icrinc.com, 203-682-8284

Media Contact: solstrategies@scrib3.co

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward-looking statements and information. More particularly and without limitation, this news release contains forward-looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the Company's strategic direction and anticipated impact of recent acquisitions. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.

Source: SOL Strategies Inc.